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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Final Amendment)*

VCA Antech, Inc.

(Name of Issuer)

Common Stock, $0.001 par value, per share

(Title of Class of Securities)

918194 10 1

(CUSIP Number)

Jennifer Bellah Maguire

Gibson, Dunn & Crutcher LLP

333 South Grand Avenue

Los Angeles, California 90071-3197

(213) 229-7986

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 2, 2004

(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 918194 10 1	Final Amendment to Schedule 13D	Page 2 of 13 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Green Equity Investors III, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power 0 (8) Shared Voting Power 140,000 (9) Sole Dispositive Power 0 (10) Shared Dispositive Power 140,000

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 140,000
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
(13)	Percent of Class Represented by Amount in Row (11): Less than 0.01% beneficial ownership of the voting stock based on 40,957,118 shares of Common Stock outstanding on August 2, 2004
(14)	Type of Reporting Person (See Instructions): PN

CUSIP No. 918194 10 1	Final Amendment to Schedule 13D	Page 3 of 13 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Green Equity Investors Side III, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power 0 (8) Shared Voting Power 140,000 (9) Sole Dispositive Power 0 (10) Shared Dispositive Power 140,000

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 140,000
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
(13)	Percent of Class Represented by Amount in Row (11): Less than 0.01% beneficial ownership of the voting stock based on 40,957,118 shares of Common Stock outstanding on August 2, 2004
(14)	Type of Reporting Person (See Instructions): PN

CUSIP No. 918194 10 1	Final Amendment to Schedule 13D	Page 4 of 13 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): GEI Capital III, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power 0 (8) Shared Voting Power 140,000 (9) Sole Dispositive Power 0 (10) Shared Dispositive Power 140,000

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 140,000
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
(13)	Percent of Class Represented by Amount in Row (11): Less than 0.01% beneficial ownership of the voting stock based on 40,957,118 shares of Common Stock outstanding on August 2, 2004
(14)	Type of Reporting Person (See Instructions): PN

CUSIP No. 918194 10 1	Final Amendment to Schedule 13D	Page 5 of 13 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): LGP Management, Inc.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power 0 (8) Shared Voting Power 140,000 (9) Sole Dispositive Power 0 (10) Shared Dispositive Power 140,000

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 140,000
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
(13)	Percent of Class Represented by Amount in Row (11): Less than 0.01% beneficial ownership of the voting stock based on 40,957,118 shares of Common Stock outstanding on August 2, 2004
(14)	Type of Reporting Person (See Instructions): CO

CUSIP No. 918194 10 1	Final Amendment to Schedule 13D	Page 6 of 13 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Leonard Green & Partners, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power 0 (8) Shared Voting Power 140,000 (9) Sole Dispositive Power 0 (10) Shared Dispositive Power 140,000

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 140,000
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
(13)	Percent of Class Represented by Amount in Row (11): Less than 0.01% beneficial ownership of the voting stock based on 40,957,118 shares of Common Stock outstanding on August 2, 2004
(14)	Type of Reporting Person (See Instructions): PN

CUSIP No. 918194 10 1	Final Amendment to Schedule 13D	Page 7 of 13 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): John G. Danhakl
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐
(6)	Citizenship or Place of Organization: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power 0 (8) Shared Voting Power 140,000 (9) Sole Dispositive Power 0 (10) Shared Dispositive Power 140,000

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 140,000
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
(13)	Percent of Class Represented by Amount in Row (11): Less than 0.01% beneficial ownership of the voting stock based on 40,957,118 shares of Common Stock outstanding on August 2, 2004
(14)	Type of Reporting Person (See Instructions): IN

CUSIP No. 918194 10 1	Final Amendment to Schedule 13D	Page 8 of 13 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Peter J. Nolan
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐
(6)	Citizenship or Place of Organization: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power 0 (8) Shared Voting Power 140,000 (9) Sole Dispositive Power 0 (10) Shared Dispositive Power 140,000

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 140,000
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
(13)	Percent of Class Represented by Amount in Row (11): Less than 0.01% beneficial ownership of the voting stock based on 40,957,118 shares of Common Stock outstanding on August 2, 2004
(14)	Type of Reporting Person (See Instructions): IN

CUSIP No. 918194 10 1	Final Amendment to Schedule 13D	Page 9 of 13 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): John M. Baumer
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐
(6)	Citizenship or Place of Organization: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power 0 (8) Shared Voting Power 140,000 (9) Sole Dispositive Power 0 (10) Shared Dispositive Power 140,000

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 140,000
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
(13)	Percent of Class Represented by Amount in Row (11): Less than 0.01% beneficial ownership of the voting stock based on 40,957,118 shares of Common Stock outstanding on August 2, 2004
(14)	Type of Reporting Person (See Instructions): IN

CUSIP No. 918194 10 1	Final Amendment to Schedule 13D	Page 10 of 13 Pages

This Amendment No. 4 to Schedule 13D (this “Final Amendment”) amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on February 11, 2003, as amended by Amendment No. 1, dated February 25, 2003, Amendment No. 2, dated October 28, 2003, and Amendment No. 3, dated May 18, 2004 (the “Schedule 13D”), which relates to the common stock, $0.001 par value per share (the “Common Stock”), of VCA Antech, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Final Amendment shall have the meanings set forth in the Schedule 13D.

As discussed in Item 5(e) below, as a result of the underwriting agreement entered into among the Issuer, Goldman, Sachs & Co. (“Goldman Sachs”) and GEI III (as defined below) on August 2, 2004 (the “Underwriting Agreement”), the “Reporting Persons” (as defined below) disposed of 3,256,937 shares of Common Stock. Thus, the Reporting Persons ceased to be the beneficial owners of more than 5% of the outstanding shares of the Common Stock. Accordingly, this is the Reporting Persons’ final amendment to the Schedule 13D and is an exit filing.

This Final Amendment is being filed by Green Equity Investors III, L.P., a Delaware limited partnership (“GEI III”), Green Equity Investors Side III, L.P., a Delaware limited partnership (“GEI Side III”), GEI Capital III, LLC, a Delaware limited liability company (“GEIC”), Leonard Green & Partners, L.P., a Delaware limited partnership (“LGP”), LGP Management, Inc., a Delaware corporation (“LGPM”), John G. Danhakl, Peter J. Nolan and John M. Baumer (collectively, “Reporting Persons”) pursuant to their Joint Filing Agreement (incorporated herein by reference to Exhibit 4 to the Schedule 13D filed with the SEC on February 11, 2003).

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended to add the following information:

On August 5, 2004, GEI III and GEI Side III disposed of 3,256,937 shares of Common Stock (the “Shares”) to Goldman Sachs at a purchase price of $40.55 per share, pursuant to the Underwriting Agreement (the “Transaction”), filed with the SEC as an exhibit to the Issuer’s Form 8-K on August 5, 2004 and under a registration statement of the Issuer on Form S-3 (File No. 333-114471) and amendments and supplements thereto filed with the SEC (collectively, the “Registration Statement”). GEI Side III is an affiliated fund of GEI III and invests in tandem with GEI III. GEI Side III’s investments represent less than 1% of the amount invested in each transaction.

CUSIP No. 918194 10 1	Final Amendment to Schedule 13D	Page 11 of 13 Pages

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) and (b)

Reporting Persons	Number of Shares With Sole Voting and Dispositive Power	Number of Shares With Shared Voting and Dispositive Power	Aggregate Number of Shares Beneficially Owned	Percentage of Class Beneficially Owned
GEI III and GEI Side III	0	140,000	140,000	Less than 0.01%
Other Reporting Persons	0	140,000	140,000	Less than 0.01%

(c)	Other than as reported in this Final Amendment, none of the Reporting Persons has effected any transactions involving the Common Stock in the 60 days prior to filing this Final Amendment.

(d)	Not applicable.

(e)	Each of the Reporting Persons ceased to be the beneficial owners of more than 5% of the outstanding shares of the Common Stock as of August 5, 2004. Accordingly, this is an exit filing and the Reporting Persons’ final amendment to the Schedule 13D.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended to add the following:

On August 2, 2004, GEI III, the Issuer and Goldman Sachs entered into the Underwriting Agreement. The Underwriting Agreement provided for the sale by GEI III and GEI Side III of 3,256,937 shares of Common Stock. The consummation of the Transaction occurred on August 5, 2004.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 is hereby amended to add the following:

7.	Underwriting Agreement, dated August 2, 2004 (incorporated herein by reference to Exhibit 1.1 to VCA Antech, Inc.’s Form 8-K, as filed with the SEC on August 5, 2004).

CUSIP No. 918194 10 1	Final Amendment to Schedule 13D	Page 12 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Final Amendment is true, complete and correct.

Dated as of August 10, 2004

Green Equity Investors III, L.P.
By: GEI Capital III, LLC, its General Partner

By:	/s/ JOHN M. BAUMER
Name:	John M. Baumer
Title:	Vice President

Green Equity Investors Side III, L.P.
By: GEI Capital III, LLC, its General Partner

By:	/s/ JOHN M. BAUMER
Name:	John M. Baumer
Title:	Vice President

GEI Capital III, LLC

By:	/s/ JOHN M. BAUMER
Name:	John M. Baumer
Title:	Vice President

Leonard Green & Partners, L.P.
By: LGP Management, Inc., its General Partner

By:	/s/ JOHN M. BAUMER
Name:	John M. Baumer
Title:	Vice President

LGP Management, Inc.

By:	/s/ JOHN M. BAUMER
Name:	John M. Baumer
Title:	Vice President

/s/ JOHN G. DANHAKL
John G. Danhakl

/s/ PETER J. NOLAN
Peter J. Nolan

/s/ JOHN M. BAUMER
John M. Baumer

CUSIP No. 918194 10 1	Final Amendment to Schedule 13D	Page 13 of 13 Pages

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

1.	Stockholders Agreement, dated as of September 20, 2000 (incorporated by reference to Exhibit 4.1 to VCA Antech, Inc.’s Form S-1, as filed with the SEC on August 9, 2001).

2.	Amendment No. 1 to Stockholders Agreement, dated as of November 27, 2001 (incorporated by reference to Exhibit 4.2 to VCA Antech, Inc.’s Amendment No. 2 to Form S-1, as filed with the SEC on October 31, 2001).

3.	Amendment No. 2 to Stockholders Agreement, dated as of January 9, 2003 (incorporated by reference to Exhibit 4.3 to VCA Antech, Inc.’s Amendment No. 1 to Form S-3, as filed with the SEC on January 17, 2003).

4.	Joint Filing Agreement, dated February 5, 2003 (incorporated herein by reference to Exhibit 4 to the Schedule 13D filed with the SEC on February 11, 2003).

5.	Power of Attorney, dated February 5, 2003 (incorporated herein by reference to Exhibit 5 to the Schedule 13D filed with the SEC on February 11, 2003).

6.	Underwriting Agreement, dated May 12, 2004 (incorporated herein by reference to Exhibit 1.1 to VCA Antech, Inc.’s Form 8-K, as filed with the SEC on May 17, 2004).

7.	Underwriting Agreement, dated August 2, 2004 (incorporated herein by reference to Exhibit 1.1 to VCA Antech, Inc.’s Form 8-K, as filed with the SEC on August 5, 2004).